Exhibit 99.1

 PRESS RELEASE

Brookfield Asset Management Reports 2015 Results
Net Income of $4.7 Billion in 2015; $1.2 Billion in Fourth Quarter
Funds From Operations of $2.6 Billion or $2.49 per Share for 2015; Dividend Increased by 8%

Brookfield, News, February 12, 2016 – Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) today announced financial results for the quarter and year ended December 31, 2015.
Bruce Flatt, CEO of Brookfield, said, "Our global portfolio of real assets performed well during the year, and we delivered strong results for our clients and shareholders. We deployed $21 billion, announcing or completing several acquisitions, including some signature assets – Canary Wharf and Center Parcs in the UK, TDF Communications in France, hydroelectric facilities in the U.S. and Brazil, and more recently Isagen hydroelectric in Colombia. This year, we intend to launch our new listed partnership, Brookfield Business Partners, and close a number of flagship private funds, enhancing our ability to make value investments in attractive opportunities around the world."
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Net income for 2015 was $4.7 billion, or $2.26 per share. Favourable operating results across most of our portfolio and the expansion of our operations contributed a higher level of earnings compared to the prior year. Net income continued to benefit from increases in the value of our global commercial property portfolio, which was enhanced by strong leasing activity and strengthening market valuations for high quality properties, as evidenced by recent transactions.

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Funds from operations ("FFO") for Brookfield shareholders increased 18% over 2014 to $2.6 billion, or $2.49 per share, during the year. FFO prior to realized disposition gains and carried interest increased to $1.7 billion, representing substantial growth in fee-based revenues and solid operating results across most of our portfolio, reflecting the accretive contribution from our diversified capital deployment initiatives and operating expertise. We generated $842 million of disposition gains during the year, compared to $569 million in the previous year, as we continue to monetize assets at excellent valuations.

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Fee-bearing capital increased by more than $10 billion year over year to nearly $100 billion through strong fundraising and capital deployment initiatives. We are currently raising six private funds targeting an additional $13 billion of commitments; we anticipate completing our fundraising for our follow-on real estate and private equity funds in early 2016.

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We committed or deployed $21 billion of capital to new investments during the year as we continue to leverage our global operating platform to identify and close on investment opportunities. Significant recent investments include hydroelectric facilities in Colombia and the U.S., a toehold position in a leading rail and port logistics business in Australia, toll roads in India and high quality office properties and multifamily buildings in the U.S., Europe and Brazil.

Financial Results
	Three Months Ended		Years Ended
For the periods ended December 31 (US$ millions, except per share amounts)	2015	2014	2015	2014

Funds from operations[1,2]	$981	$535	$2,559	$2,160
Per Brookfield share[1,2]	0.97	0.52	2.49	2.11

Net income[3]	$1,187	$1,699	$4,669	$5,209
Per Brookfield share[1]	0.66	1.06	2.26	3.11
1.	Excludes amounts attributable to non-controlling interests
2.	See Basis of Presentation on pages 3 and 4
3.	Consolidated basis – includes amounts attributable to non-controlling interests

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2015 Operating Highlights

Operating results were favourable across most of our major businesses, despite facing several headwinds such as lower water levels, energy prices and currency exchange rates. FFO for the year increased by $399 million, of which $97 million reflected the overall improvement in operating results and $302 million reflects a higher level of disposition gains as we continue to monetize the increasing value of our asset base.
	Three Months Ended		Years Ended
Unaudited For the periods ended December 31(US$ millions)	2015	2014	2015	2014

Asset management	$158	$103	$551	$387
Property	566	259	1,387	884
Renewable energy	38	38	233	313
Infrastructure	63	55	252	222
Private equity and other	247	154	446	685
Cash and financial assets	(6)	18	30	34
Interest expense and operating costs	(85)	(92)	(340)	(365)
Funds from operations[1,2]	$981	$535	$2,559	$2,160
1.	Excludes amounts attributable to non-controlling interests
2.	Non-IFRS measure – see Basis of Presentation on pages 3 and 4

Inflows of capital across all of our investment categories over the last year contributed to a 24% growth in fee revenues to $943 million and a 37% increase in fee-related earnings to $519 million for the year. Increases in private fund commitments and capital invested over the last year primarily contributed to the increased fee-based earnings. Incentive distributions earned by us increased 50% as our listed partnerships continue to raise cash distributions to all unitholders. Furthermore, the ability of our listed partnerships to recycle capital enables them to both enhance liquidity and fund growth initiatives with internally generated capital, without having to access public markets. We also realized $32 million of carried interest.
Our property business generated $1.4 billion of FFO and benefitted from the contribution from new investments and positive same-property growth in our office and retail portfolios. We monetized interests in core office assets during the year, capitalizing on attractive global asset valuations for high quality properties, which contributed to $785 million of realized disposition gains. We used the proceeds of these asset sales to repay in full the $1.5 billion facility which partially funded the privatization of our office company, meaningfully decreasing leverage in these operations. Cash flows benefitted from the completion of 36 million square feet of leasing activities across the portfolio, capturing market rent uplifts and increasing occupancy, specifically in Lower Manhattan. All of these initiatives enabled our listed property partnership to increase its annual distribution to unitholders by 5.7% and obtain an investment grade corporate debt rating.
Our renewable energy business produced FFO of $233 million. Water levels were well below historic averages and the prior year's, although generation benefitted due to production from newly acquired facilities. Subsequent to year end, we acquired a controlling interest in 3,032 MW of hydroelectric facilities and 3,800 MW of development projects in Colombia for approximately $2.2 billion, along with facilities in the northeastern U.S. Following these highly accretive acquisitions and completion of internal growth initiatives, we announced a 7% distribution increase in our listed renewable energy partnership.
FFO from our infrastructure group increased to $252 million during the year, benefitting from the contribution of our newly acquired communications infrastructure assets, in addition to internal growth initiatives across our business, which produced a 12% increase in same-store FFO on a constant currency basis. We acquired a minority position in Australia's leading ports and logistics business and are attempting to acquire the rest of the company for approximately A$12 billion, and are moving forward with our substantial capital investment program. Based on our operating performance, significant liquidity and growth prospects, we recently announced a 7.5% increase in unitholder distributions, consistent with our targeted annualized level.

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Our private equity businesses generated FFO of $446 million, including $171 million from our North American residential development business. Our industrial and business services operations generated $242 million of FFO, representing a 14% increase over the prior year, and our directly held industrial business generated $21 million of FFO on higher volumes. We continue to expand our private equity operations and invested over $2 billion in the energy, metals and real estate sectors during the past year.
We continue to expand our listed and private funds.
Fee-bearing capital was approximately $100 billion at year end; net inflows of $14 billion included
$12 billion of new commitments to our private funds and $1 billion of capital in both our listed partnerships and public markets accounts. This asset growth was partly offset by a declining global equity market, which reduced the quoted value of the capital we manage in our listed partnerships and public markets funds. We returned $3 billion to our listed and private fund partners through dividends and asset sales. The higher level of fee-bearing capital increased our annualized fee base and target carried interest to $1.6 billion.
We have nearly completed fundraising for the next series of two of our flagship private funds, and recently launched our follow-on infrastructure fund. We expect these three funds to achieve over $20 billion of commitments, of which we have already invested or committed to invest nearly $6 billion. We are also moving forward with new specialized private funds, seeking more than $2 billion of commitments.
Our fourth listed partnership, Brookfield Business Partners, continues to move forward to being listed and we anticipate the successful launch of this public entity in the first half of 2016, further enhancing our listed and private fund strategy and providing perpetual capital for the expansion of our private equity platform.
We announced or completed acquisitions over the year that will deploy $21 billion of capital, and continued to raise funds by selling mature assets.
During the year, we expanded our portfolio by acquiring high quality real assets at attractive valuations, including office buildings in Germany and Brazil, multifamily portfolios in the U.S., hydroelectric facilities in the U.S. and Colombia, an energy business in Australia and toll roads in India.
Continued strong demand for high quality cash flowing assets enabled us to sell assets at attractive valuations, including office buildings in North America, Australia, Europe and Asia, North American wind farms and electrical transmission networks in the U.S. We will continue to recycle capital by selling mature assets at these attractive valuations and redeploying the proceeds in growth initiatives that we source across our global platform.
We currently hold approximately $5.7 billion of core liquidity across our business and an additional $9.3 billion of capital to invest for clients, with a further $10 - $15 billion to come in the next few quarters.
Dividend Declaration
The Board declared a quarterly dividend of US$0.13 per share (representing US$0.52 per annum), payable on March 31, 2016 to shareholders of record as at the close of business on February 29, 2016. This represents an increase of 8% over the current dividend rate. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.
Information on our dividends can be found on our website under Investors/Stock and Dividend Information.
Basis of Presentation
This news release and accompanying financial statements are based on International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), unless otherwise noted and make reference to Funds From Operations ("FFO").
We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company's share of equity accounted investments' FFO on a fully diluted basis. FFO consists of the following components:

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FFO from Operating Activities represents the company's share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

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Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third party capital that is no longer subject to future investment performance.

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Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company's business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield's business and believe that many shareholders and analysts also find this measure of value to them.
We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.
We provide additional information on the determination of FFO and reconciliation between FFO and net income attributable to Brookfield shareholders in the Supplemental Information available at www.brookfield.com.
Additional Information
The Letter to Shareholders and the company's Supplemental Information for the Fourth Quarter and year ended December 31, 2015 contain further information on the company's strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company's website.

The attached statements are based primarily on information that has been extracted from our financial statements for year ended December 31, 2015, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield's external auditor.

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Brookfield Asset Management Inc. is a global alternative asset manager with over $225 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield's previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

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For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as "expects," "anticipates," "plans," "believes," "estimates," "seeks," "intends," "targets," "projects," "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may," "will," "should," "would" and "could."
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This release does not constitute an offer of any Brookfield fund.

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CONSOLIDATED BALANCE SHEETS
	December 31	December 31
Unaudited (US$ millions)	2015	2014
Assets
Cash and cash equivalents	$2,774	$3,160
Other financial assets	6,156	6,285
Accounts receivable and other	7,044	8,845
Inventory	5,281	5,620
Assets classified as held for sale	1,397	2,807
Equity accounted investments	23,216	14,916
Investment properties	47,164	46,083
Property, plant and equipment	37,273	34,617
Goodwill and intangible assets	7,713	5,733
Deferred income tax assets	1,496	1,414
Total Assets	$139,514	$129,480

Liabilities and Equity
Accounts payable and other	$11,366	$10,408
Liabilities associated with assets classified as held for sale	522	1,419
Corporate borrowings	3,936	4,075
Non-recourse borrowings
Property-specific mortgages	46,044	40,364
Subsidiary borrowings	8,303	8,329
Deferred income tax liabilities	8,785	8,097
Subsidiary equity obligations	3,331	3,541
Equity
Preferred equity	3,739	3,549
Non-controlling interests in net assets	31,920	29,545
Common equity	21,568	20,153
Total Equity	57,227	53,247
Total Liabilities and Equity	$139,514	$129,480

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CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Years Ended
Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	2015	2014	2015	2014

Revenues	$5,538	$4,694	$19,913	$18,364
Direct costs	(4,092)	(3,432)	(14,433)	(13,118)
	1,446	1,262	5,480	5,246
Other income and gains	–	–	145	190
Equity accounted income	521	625	1,695	1,594
	1,967	1,887	7,320	7,030
Expenses
Interest	(703)	(669)	(2,820)	(2,579)
Corporate costs	(23)	(30)	(106)	(123)
	1,241	1,188	4,394	4,328
Fair value changes	594	1,326	2,166	3,674
Depreciation and amortization	(430)	(370)	(1,695)	(1,470)
Income tax	(218)	(445)	(196)	(1,323)
Net income	$1,187	$1,699	$4,669	$5,209

Net income attributable to:
Brookfield shareholders	$678	$1,050	$2,341	$3,110
Non-controlling interests	509	649	2,328	2,099
	$1,187	$1,699	$4,669	$5,209

Net income per share
Diluted	$0.66	$1.06	$2.26	$3.11
Basic	0.67	1.09	2.32	3.20

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SUMMARIZED FINANCIAL RESULTS
The following financial results include non-IFRS measures. See Basis of Presentation on page 3 and 4.
	Funds from Operations[1,2]
Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2015	2014	2015	2014
FFO from operating activities	$560	$420	$1,685	$1,588
Realized carried interest[3]	–	–	32	3
Realized disposition gains[4]	421	115	842	569
Funds from operations[1,2]	$981	$535	$2,559	$2,160

Per share	$0.97	$0.52	$2.49	$2.11

	Three Months Ended[2]		Years Ended[2]
Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	2015	2014	2015	2014
FFO from operating activities	$560	$420	$1,685	$1,588
Realized carried interest[3]	–	–	32	3
Realized disposition gains[4]	302	4	305	92
Fair value changes	114	1,051	1,138	2,800
Depreciation and amortization	(213)	(173)	(780)	(686)
Income tax	(85)	(252)	(39)	(687)
Net income	$678	$1,050	$2,341	$3,110

Per share	$0.66	$1.06	$2.26	$3.11

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1
	Three Months Ended		Year Ended
Unaudited For the periods ended December 31 (US$ millions)	2015	2014	2015	2014
Net income prior to fair value changes, depreciation and amortization and income tax (see page 7)	$1,241	$1,188	$4,394	$4,328
Adjust for:
Fair value changes within equity accounted income	(101)	(272)	(262)	(435)
Current income taxes	(23)	(21)	(132)	(114)
Realized disposition gains[4,5]	426	111	847	477
	1,543	1,006	4,847	4,256
Non-controlling interest	(562)	(471)	(2,288)	(2,096)
Funds from operations[1,2]	$981	$535	$2,559	$2,160

Notes:
1.	Non-IFRS measure – see Basis of Presentation on pages 3 and 4
2.	Excludes amounts attributable to non-controlling interests
3.	Excludes carried interest generated that is subject to future investment performance
4.	FFO includes gains recorded in net income, directly in equity as well as the realization of appraisal gains recorded in prior years
5.	Includes the portion of disposition gains recorded in fair value changes and prior years

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